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                                                                      EXHIBIT 17




                                                        31 July 2006


Mr. James M. Smith
Chairman, President and Chief Executive Officer
EDO Corporation
60 East 42nd St., Suite 5010
New York, NY  10165

Dear Jim:

With regret, I resign from the Board of Directors of EDO Corporation, effective immediately.

Last week in a hearing in a Senate subcommittee and in several media articles concerning multi-year procurement of the F-22 aircraft, there were questions about a potential conflict of interest between my responsibilities as a Director of EDO, and as President of the Institute of Defense Analyses. In fact there was no substantive conflict of interest, and I am confident that any investigation will confirm this reality.

However, because of these events, in the future every IDA study will be scrutinized to see if it touches any EDO contract, however small or distantly connected to the subject of the study. Dealing with this level of scrutiny would divert the time and attention of both companies from more productive uses. I am resigning from the EDO Board to alleviate the IDA, EDO, and myself, of this burden.

I have learned a great deal from the nearly four years I have spent on the EDO Board, and have enjoyed working with you, my fellow Directors, and many fine EDO employees. I wish the company the very best of success in the future.

                                                        Sincerely,



                                                        Dennis C. Blair